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                             May 18, 2020

       A. Michael Salem
       Chief Executive Officer
       Midwest Holding Inc.
       2900 South 70th Street, Suite 400
       Lincoln, NE 68506

                                                        Re: Midwest Holding
Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 8, 2020
                                                            File No. 000-10685

       Dear Mr. Salem:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Proposal 2
       Reincorporation of the Company from the State of Nebraska to the State of Delaware
       Rights of Shareholders Prior to and After Reincorporation from Nebraska to Delaware, page 20

   1. We note that your forum selection provisions in your amended and restated certificate of incorporation and
bylaws identify a state or federal court located within the State of
                                                        Delaware as the
exclusive forum for certain litigation, including any "derivative action."
                                                        Please disclose whether
these provisions apply to actions arising under the Securities Act or Exchange Act. If so,
please also state that there is uncertainty as to whether a court would enforce such
provisions. If these provisions do not apply to actions arising under the Securities Act or
Exchange Act, please also ensure that the exclusive forum provisions in the governing
documents state this clearly, or tell us how you will inform investors in future filings that the
provisions do not apply to any actions arising under the Securities
                                                        Act or Exchange Act.
 A. Michael Salem
Midwest Holding Inc.
May 18, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-
3859 with any other questions.



FirstName LastNameA. Michael Salem                        Sincerely,
Comapany NameMidwest Holding Inc.
                                                          Division of
Corporation Finance
May 18, 2020 Page 2                                       Office of Finance
FirstName LastName